STATEMENT OF INVESTMENTS
Dreyfus Emerging Leaders Fund
November 30, 2006 (Unaudited)

Common Stocks--100.0%	Shares	Value ($)
Commercial & Professional Services--9.6%		
A.M. Castle & Co.	77,800 a	2,063,256
Anixter International	28,700 b	1,682,394
Cenveo	34,100 b	677,908
Deluxe	57,700	1,420,574
Diamond Management & Technology		
Consultants	345,400 a	3,851,210
Ennis	148,200	3,380,442
Harte-Hanks	321,200	8,319,080
LECG	100,800 b	1,843,632
Nautilus	145,800 a	2,265,732
Owens & Minor	181,300	5,625,739
ProQuest	315,600 a,b	4,371,060
Rush Enterprises, Cl. A	145,400 a,b	2,643,372
Spartan Stores	205,259 a	4,316,597
TeleTech Holdings	293,000 b	6,615,940
ValueClick	314,900 a,b	7,831,563
		56,908,499
Communications--.6%		
Golden Telecom	89,300 a	**3,624,687**
Consumer Durables & Apparel--.2%		
Ethan Allen Interiors	42,100 a	**1,493,708**
Consumer Non-Durables--3.6%		
Elizabeth Arden	56,500 a,b	1,039,600
Mannatech	322,200 a	4,807,224
NBTY	27,300 b	992,355
Steven Madden	128,350 a	4,719,429
Tootsie Roll Industries	91,200 a	2,959,440
Topps	245,700 a	2,157,246
USANA Health Sciences	93,800 a,b	4,538,044
		21,213,338
Consumer Services--8.0%		
Great Wolf Resorts	167,000 a,b	2,154,300
Jack in the Box	102,400 b	6,296,576
Jackson Hewitt Tax Service	132,600 a	4,797,468
Lee Enterprises	191,100	5,522,790
LodgeNet Entertainment	123,700 a,b	2,925,505
Media General, Cl. A	147,800 a	5,461,210
Pinnacle Entertainment	321,900 b	10,464,969
Sinclair Broadcast Group, Cl. A	401,100 a	3,990,945
Travelzoo	30,600 a,b	947,070
Westwood One	246,200 a	1,622,458
World Wrestling Entertainment	198,900 a	3,170,466
		47,353,757
Electronic Technology--11.3%		
Advanced Energy Industries	391,300 a,b	6,742,099
Anaren	29,300 b	602,115
Asyst Technologies	218,800 b	1,441,892
Atheros Communications	114,200 a,b	2,596,908
Audiovox, Cl. A	30,100 b	416,885
Exar	80,300 a,b	1,089,671
F5 Networks	143,300 b	10,720,273

Hexcel	226,600 a,b	4,056,140
Intevac	230,400 a,b	6,287,616
Kulicke & Soffa Industries	309,800 a,b	2,537,262
Newport	285,100 a,b	6,195,223
OmniVision Technologies	119,100 a,b	1,940,139
Redback Networks	335,600 a,b	4,940,032
Silicon Image	747,000 b	9,389,790
TTM Technologies	269,400 b	3,397,134
UTStarcom	285,000 a,b	2,530,800
Zoran	162,200 a,b	2,418,402
		67,302,381
Energy Minerals--2.0%		
Houston Exploration	77,600 b	4,354,912
Unit	149,900 b	7,649,397
		12,004,309
Finance--23.9%		
21st Century Insurance Group	94,700 a	1,618,423
Advanta, Cl. B	163,700	7,467,994
Anchor Bancorp Wisconsin	25,400	727,964
Ashford Hospitality Trust	389,600	5,111,552
Asta Funding	34,700 a	1,142,324
Bristol West Holdings	32,200 a	498,778
CentraCore Properties Trust	34,700	1,114,564
City Holding	33,800 a	1,335,100
Commerce Group	115,300	3,517,803
Community Bancorp/NV	54,800 b	1,665,372
Corus Bankshares	258,400 a	5,790,744
Digital Realty Trust	103,300 a	3,764,252
Extra Space Storage	61,200 a	1,127,304
Federal Agricultural Mortgage, Cl. C	52,700 a	1,374,943
FelCor Lodging Trust	307,400 a	6,765,874
Financial Federal	53,600 a	1,484,720
First Midwest Bancorp/IL	178,800	6,660,300
FirstFed Financial	83,800 a,b	5,448,676
Getty Realty	98,600 a	3,061,530
Greater Bay Bancorp	234,500	6,036,030
Harbor Florida Bancshares	267,800	11,668,046
Highland Hospitality	219,800 a	3,116,764
Inland Real Estate	315,200 a	6,114,880
Innkeepers USA Trust	37,700	603,200
KNBT Bancorp	19,700 a	330,960
Knight Capital Group, Cl. A	303,700 a,b	5,348,157
LTC Properties	51,800	1,430,716
MAF Bancorp	36,900 a	1,623,231
Medical Properties Trust	126,300 a	1,875,555
Ocwen Financial	484,200 a,b	7,287,210
Ohio Casualty	92,400 a	2,699,004
Oriental Financial Group	128,100	1,475,712
Phoenix Cos.	200,700 a	3,241,305
Presidential Life	93,300	2,088,987
Ramco-Gershenson Properties	84,900 a	3,139,602
Reinsurance Group of America	98,200 a	5,417,694
Signature Bank/New York, NY	153,900 a,b	4,949,424
Spirit Finance	418,200 a	5,106,222
Westamerica Bancorporation	131,000 a	6,488,430
Winston Hotels	181,600	2,466,128
		142,185,474
Health Care Technology--6.2%		

Abaxis	195,000 a,b	3,765,450
AtheroGenics	169,500 a,b	2,091,630
BioMarin Pharmaceutical	315,100 a,b	5,391,361
Diversa	165,300 a,b	1,881,114
Enzon Pharmaceuticals	232,500 a,b	1,936,725
IntraLase	236,800 a,b	4,972,800
NeuroMetrix	36,100 a,b	658,825
Nuvelo	351,700 a,b	6,756,157
Regeneron Pharmaceuticals	340,200 b	7,317,702
Sciele Pharma	25,300 a,b	572,033
SurModics	48,100 a,b	1,624,818
		36,968,615
Industrial Services--2.0%		
American Ecology	163,200	3,410,880
Superior Energy Services	269,000 b	8,761,330
		12,172,210
Non-Energy Minerals--1.4%		
Chaparral Steel	181,400 a	**8,435,100**
Process Industries--4.5%		
AEP Industries	72,400 a,b	3,726,428
Albany International, Cl. A	245,900 a	7,672,080
GenTek	27,700 a,b	909,391
Pioneer Cos.	157,700 a,b	4,259,477
PolyOne	629,600 a,b	4,835,328
Sensient Technologies	214,400	5,109,152
		26,511,856
Producer Manufacturing--6.7%		
Accuride	32,100 a,b	361,446
American Woodmark	98,300 a	3,832,717
Flow International	274,800 b	3,047,532
FreightCar America	24,200 a	1,333,420
JLG Industries	400,900 a	11,189,119
Simpson Manufacturing	199,000 a	6,163,030
Superior Essex	174,000 b	6,159,600
Trinity Industries	206,450 a	7,803,810
		39,890,674
Retail Trade--5.2%		
Asbury Automotive Group	70,900 a	1,668,986
Charlotte Russe Holding	18,600 b	561,162
Dress Barn	112,400 a,b	2,722,328
Genesco	131,900 a,b	5,054,408
Haverty Furniture Cos.	218,100 a	3,040,314
Men's Wearhouse	131,800 a	5,047,940
Pacific Sunwear of California	376,800 a,b	7,415,424
PetMed Express	128,600 a,b	1,653,796
Shoe Carnival	83,600 b	2,253,856
ValueVision Media, Cl. A	100,900 b	1,333,898
		30,752,112
Technology Services--9.7%		
Amedisys	62,400 a,b	2,444,208
AmSurg	100,700 b	2,067,371
Apria Healthcare Group	81,800 a,b	2,042,546
Aspen Technology	39,000 a,b	380,250
Chemed	160,100	5,990,942
eCollege.com	99,500 a,b	1,760,155
Genesis HealthCare	131,700 b	6,097,710
Internap Network Services	106,000 a,b	2,061,700
Internet Capital Group	547,800 b	5,647,818

Jack Henry & Associates	305,100	6,675,588
MedCath	19,400 a,b	502,072
MicroStrategy, Cl. A	70,200 b	8,316,594
RealNetworks	444,400 a,b	5,110,600
Sunrise Senior Living	61,000 b	1,945,900
Tyler Technologies	235,000 b	3,395,750
Vignette	196,900 b	3,313,827
		57,753,031
Transportation--1.7%		
Saia	154,800 b	3,837,492
SkyWest	259,600	6,552,304
		10,389,796
Utilities--3.4%		
Allete	162,900	7,596,027
Cleco	93,600	2,398,968
Duquesne Light Holdings	467,500 a	9,443,500
MGE Energy	29,400	1,010,184
		20,448,679
Total Common Stocks		
(cost $455,500,813)		**595,408,226**

Other Investment--.4%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $2,438,000)	2,438,000 c	**2,438,000**

**Investment of Cash Collateral
for Securities Loaned--22.0%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $130,832,483)	130,832,483 c	**130,832,483**

Total Investments (cost $588,771,296)	122.4%	728,678,709
Liabilities, Less Cash and Receivables	(22.4%)	(133,349,076)
Net Assets	100.0%	595,329,633

a   All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's securities
    on loan is $125,793,928 and the total market value of the collateral held by the fund is $130,832,483.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier International Value Fund
November 30, 2006 (Unaudited)

Common Stocks--98.1%	Shares	Value ($)
Australia--3.8%		
Amcor	1,214,824	7,133,019
Coca-Cola Amatil	739,076	4,362,925
Insurance Australia Group	507,018	2,312,801
National Australia Bank	240,108	7,424,345
Tabcorp Holdings	533,019	6,860,942
Telstra	1,480,140	4,403,837
		32,497,869
Belgium--.9%		
Fortis	182,993	**7,463,658**
Brazil--.6%		
Petroleo Brasileiro, ADR	53,330	**5,021,020**
Finland--1.3%		
M-real, Cl. B	312,290	1,853,893
Nokia	166,730	3,355,986
Nokia, ADR	54,214	1,096,207
UPM-Kymmene	193,223	4,813,548
		11,119,634
France--9.6%		
BNP Paribas	56,430	6,082,978
Carrefour	39,910	2,496,689
Credit Agricole	188,020	7,965,175
France Telecom	441,540	11,467,659
Lagardere	58,010	4,250,859
Peugeot	61,680	3,847,950
Sanofi-Aventis	180,900	15,892,812
Thomson	319,480	5,926,801
Total	164,560	11,677,030
Total, ADR	69,228	4,947,033
Valeo	169,616	6,778,706
		81,333,692
Germany--8.6%		
Allianz	32,400	6,313,333
Deutsche Bank	24,003	3,107,483
Deutsche Post	491,364	14,649,895
Deutsche Telekom	410,640	7,302,346
E.ON	37,447	4,808,773
Hannover Rueckversicherung	156,830 [a]	6,608,531
Infineon Technologies	581,460 [a]	7,458,369
Medion	73,800	794,074
Metro	137,460	8,582,825
Siemens	138,650	13,228,208
		72,853,837
Greece--.9%		
Public Power	293,260	**7,251,254**
Hong Kong--1.3%		
BOC Hong Kong Holdings	1,800,500	4,323,663
CITIC Pacific	475,200	1,576,079
Hutchison Whampoa	580,200	5,455,994
		11,355,736
Ireland--.9%		
Bank of Ireland	362,385	**7,750,369**
Israel--.5%		
Teva Pharmaceutical Industries, ADR	130,600	**4,187,036**
Italy--5.0%		
Enel	383,540	3,918,445

ENI	309,135	10,126,172
Mediaset	786,980	9,333,303
Saras	876,900 a	4,961,655
UniCredito Italiano	1,013,870	8,759,484
Unipol	1,496,180	5,283,597
		42,382,656
Japan--26.2%		
77 Bank	719,900	4,826,910
Aeon	376,700	8,885,739
Aiful	116,678	3,730,147
Ajinomoto	141,100	1,705,611
Astellas Pharma	137,900	6,029,066
Canon	86,852	4,592,684
Dentsu	3,559	9,778,909
FUJIFILM Holdings	251,100	10,001,910
Funai Electric	58,400	4,934,998
Hino Motors	1,376,100	7,003,265
JS Group	250,400	5,008,649
Kao	305,400	8,233,015
Kuraray	304,900	3,466,958
Lawson	135,300	4,734,653
Mabuchi Motor	36,300	2,135,940
Matsumotokiyoshi	169,879	3,772,316
Mitsubishi	385,300	7,190,979
Mitsubishi UFJ Financial Group	778	9,948,935
Mitsui Trust Holdings	379,200	4,023,481
Nippon Express	2,242,800	12,111,721
Nippon Paper Group	1,396	5,186,677
Nissan Motor	716,000	8,735,404
NOK	63,400	1,175,038
ORIX	6,150	1,684,495
Ricoh	380,400	7,231,002
Rinnai	73,900	2,113,527
Rohm	141,400	13,048,361
Sankyo	82,200	4,211,742
Sekisui Chemical	850,400	7,186,168
Sekisui House	561,500	8,495,153
SFCG	14,413	2,274,000
Shinsei Bank	1,216,000	7,207,638
Sumitomo Chemical	247,000	1,660,397
Sumitomo Mitsui Financial Group	1,416	14,926,513
Takefuji	164,880	6,596,055
TDK	71,300	5,458,314
Toyoda Gosei	101,500	2,306,519
		221,612,889
Mexico--1.0%		
Coca-Cola Femsa, ADR	126,900	4,516,371
Telefonos de Mexico, ADR, Ser. L	160,132	4,179,445
		8,695,816
Netherlands--4.3%		
ABN AMRO Holding	281,035	8,457,192
Aegon	377,741	6,852,456
Koninklijke Philips Electronics	230,950	8,596,435
Royal Dutch Shell, Cl. A	346,334	12,234,999
		36,141,082
Singapore--2.2%		
DBS Group Holdings	779,870	10,636,663
United Overseas Bank	696,500	8,413,912
		19,050,575
South Africa--.6%		
Nedbank Group	277,127	**4,859,975**

South Korea--1.5%

Korea Electric Power, ADR	198,294	4,261,338
KT, ADR	153,880	3,908,552
SK Telecom, ADR	165,680	4,296,082
		12,465,972

Spain--1.8%

Banco Bilbao Vizcaya Argentaria	173,030	4,184,397
Banco Santander Central Hispano	219,680	3,990,953
Repsol YPF	159,920	5,742,761
Repsol YPF, ADR	43,618	1,572,429
		15,490,540

Sweden--.4%

Svenska Cellulosa, Cl. B	74,600	**3,657,451**

Switzerland--6.4%

Ciba Specialty Chemicals	163,146	10,623,080
Clariant	254,320 a	3,577,337
Credit Suisse Group	83,850	5,547,302
Nestle	30,985	10,941,360
Novartis	184,850	10,778,673
Swiss Reinsurance	106,849	9,124,846
UBS	65,480	3,938,421
		54,531,019

Taiwan--.7%

United Microelectronics, ADR	1,570,894	**5,560,965**

United Kingdom--19.6%

Anglo American	189,258	8,790,347
BP	1,243,269	14,032,946
Cadbury Schweppes	671,254	6,909,958
Carnival	58,600	2,851,968
Centrica	1,123,174	7,304,975
Debenhams	1,429,830	5,257,725
Friends Provident	824,430	3,372,011
GlaxoSmithKline	641,957	17,054,271
HBOS	298,237	6,104,978
HSBC Holdings	635,253	11,717,135
Reed Elsevier	682,780	7,464,959
Rentokil Initial	2,906,760	8,573,779
Royal Bank of Scotland Group	480,228	17,394,381
Royal Dutch Shell, Cl. A	48,046	1,700,598
SABMiller	426,020	8,905,024
Smiths Group	428,180	7,649,326
Trinity Mirror	497,440	4,988,647
Unilever	493,248	13,220,049
Vodafone Group	4,853,850	12,837,501
		166,130,578

Total Investments (cost $707,102,053)	**98.1%**	**831,413,623**
Cash and Receivables (Net)	**1.9%**	**15,798,771**
Net Assets	**100.0%**	**847,212,394**

ADR - American Depository Receipts

a   Non-income producing security.

Securities valuation policies and other investment related disclosures are hereby incorporated

by reference to the annual and semi-annual reports previously filed with the Securities and

Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Midcap Value Fund
November 30, 2006 (Unaudited)

Common Stocks--95.5%	Shares	Value ($)
Consumer Discretionary--11.1%		
Best Buy	162,410	8,927,678
D.R. Horton	1,209,800	32,229,072
Dollar General	1,111,400 a	17,271,156
Dollar Tree Stores	80,599 b	2,418,776
Marvel Entertainment	678,200 a,b	19,057,420
Omnicom Group	45,300	4,627,848
OSI Restaurant Partners	64,670	2,528,597
Pulte Homes	514,300 a	17,352,482
Ross Stores	312,100 a	9,671,979
Royal Caribbean Cruises	504,240 a	21,404,988
Sally Beauty Holdings	133,400 b	1,235,284
		136,725,280
Consumer Staples--7.2%		
Alberto-Culver	133,400	2,677,338
Cadbury Schweppes, ADR	622,300 a	25,831,673
Clorox	93,600	5,990,400
Coca-Cola Enterprises	537,700	10,995,965
Del Monte Foods	1,986,600 a	22,428,714
Kroger	151,600	3,253,336
Reynolds American	36,700 a	2,357,608
Safeway	48,540	1,495,517
SUPERVALU	216,210 a	7,407,355
Tyson Foods, Cl. A	403,600 a	6,413,204
		88,851,110
Energy--8.1%		
Cameco	557,510	21,196,530
CNX Gas	572,475 b	15,914,805
Diamond Offshore Drilling	131,700 a	10,222,554
El Paso	1,191,700 a	17,398,820
Range Resources	628,300 a	19,533,847
Southwestern Energy	379,010 a,b	15,967,691
		100,234,247
Financial--19.4%		
Ambac Financial Group	364,150	31,185,806
AmeriCredit	668,800 a,b	15,683,360
Annaly Capital Management	1,575,860	22,030,523
Assured Guaranty	294,420	7,610,757
Axis Capital Holdings	74,000	2,533,020
Capital One Financial	132,210 a	10,296,515
Equity Office Properties Trust	71,800	3,460,760
Fidelity National Title Group, Cl. A	1,212,012 a	27,439,952
HCC Insurance Holdings	379,690	11,462,841
HRPT Properties Trust	860,925 a	10,821,827
Hudson City Bancorp	1,096,300	14,547,901
Investment Technology Group	205,300 b	7,698,750
Mack-Cali Realty	123,700 a	6,758,968
MBIA	100,950	7,031,167
North Fork Bancorporation	38,800	1,089,116
Nuveen Investments, Cl. A	334,100	16,578,042
PartnerRe	68,700	4,789,764
People's Bank	286,661 a	12,782,214

Realogy	387,290 a,b	10,104,396
Sovereign Bancorp	616,200 a	15,392,676
Whitney Holding	26,400	850,872
		240,149,227

Health Care--7.3%

Cerner	28,240 a,b	1,357,497
Cooper Cos.	123,800 a	6,681,486
Emdeon	883,430 a,b	10,468,645
Hospira	913,730 b	29,970,344
Millipore	146,900 a,b	10,049,429
Omnicare	788,920 a	31,312,235
		89,839,636

Industrial--13.9%

AirTran Holdings	379,600 a,b	4,718,428
Covanta Holding	822,360 a,b	18,157,709
Eaton	126,900	9,781,452
Empresa Brasileira de Aeronautica, ADR	812,460	33,830,834
GATX	349,600 a	16,144,528
Navistar International	1,320,410 a,b	42,239,916
Steelcase, Cl. A	908,900	16,087,530
US Airways Group	542,160 a,b	30,773,002
		171,733,399

Information Technology--15.6%

ADTRAN	167,000 a	3,638,930
Analog Devices	510,700	16,607,964
Arris Group	356,100 a,b	4,248,273
Ceridian	233,150 b	5,714,506
Citrix Systems	387,500 b	11,136,750
Cognos	324,000 b	13,254,840
Compuware	548,300 b	4,600,237
Cypress Semiconductor	974,600 a,b	16,948,294
Fidelity National Information		
Services	608,564 a	24,281,704
First Data	662,700	16,733,175
Intermec	150,180 a,b	3,807,063
National Instruments	397,640	11,563,371
NCR	98,600 b	4,230,926
Seagate Technology	822,500 a	21,187,600
Western Union	480,030 b	10,944,684
Zebra Technologies, Cl. A	667,520 b	23,316,474
		192,214,791

Materials--3.0%

Abitibi-Consolidated	604,900 a	1,427,564
Bemis	172,000	5,870,360
Owens-Illinois	1,578,990 b	29,842,911
		37,140,835

Telecommunication Services--1.4%

Leap Wireless International	316,080 b	**17,937,540**

Utilities--8.5%

CMS Energy	1,906,529 a,b	30,904,835
Constellation Energy Group	608,100	41,721,741
Dominion Resources/VA	74,200	5,990,908
Entergy	82,800	7,561,296
Exelon	29,400	1,785,462
Questar	199,100 a	17,172,375
		105,136,617

Total Common Stocks
    (cost $1,071,307,636)   **1,179,962,682**

Other Investment--6.3%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $77,638,000)	77,638,000 [c]	**77,638,000**

Investment of Cash Collateral
for Securities Loaned--14.5%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $179,135,550)	179,135,550 [c]	**179,135,550**
Total Investments (cost $1,328,081,186)	**116.3%**	**1,436,736,232**
Liabilities, Less Cash and Receivables	**(16.3%)**	**(201,084,833)**
Net Assets	**100.0%**	**1,235,651,399**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's securities on
     loan is $172,528,577 and the total market value of the collateral held by the fund is $179,135,550.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Small Company Value Fund
November 30, 2006 (Unaudited)

Common Stocks--95.8%	Shares	Value ($)
Consumer Discretionary--18.4%		
Build-A-Bear Workshop	106,280 a,b	3,250,042
Cato, Cl. A	40,510	961,707
Cosi	694,300 a,b	3,249,324
Fleetwood Enterprises	277,300 a,b	2,126,891
Interface, Cl. A	244,310 b	3,630,447
M.D.C. Holdings	44,700 a	2,553,711
Marvel Entertainment	134,700 a,b	3,785,070
Meritage Homes	30,850 a,b	1,498,076
OSI Restaurant Partners	3,900	152,490
Ross Stores	33,000	1,022,670
Sally Beauty Holdings	13,600 b	125,936
Stride Rite	152,890	2,389,671
Tweeter Home Entertainment Group	135,400 b	342,562
UniFirst	23,850	989,775
		26,078,372
Consumer Staples--5.7%		
Alberto-Culver	67,690 a	1,358,538
Darling International	328,900 b	1,499,784
Del Monte Foods	184,100	2,078,489
Diamond Foods	98,658 a	1,716,649
Great Atlantic & Pacific Tea	53,700	1,412,310
		8,065,770
Energy--7.0%		
CNX Gas	44,200 b	1,228,760
Goodrich Petroleum	119,700 a,b	5,262,012
Riata Energy	42,000 b,c	756,000
Southwestern Energy	64,200 b	2,704,746
		9,951,518
Financial--11.9%		
AmeriCredit	24,700 b	579,215
Amerisafe	78,800	1,076,408
Annaly Capital Management	122,020	1,705,840
Assured Guaranty	104,100	2,690,985
Axis Capital Holdings	11,300	386,799
BankAtlantic Bancorp, Cl. A	107,500	1,405,025
Fidelity National Title Group, Cl. A	99,400	2,250,416
Investment Technology Group	43,970 b	1,648,875
MFA Mortgage Investments	185,000 a	1,439,300
PartnerRe	13,600	948,192
USI Holdings	69,300 a,b	1,085,238
Whitney Holding	51,300	1,653,399
		16,869,692
Health Care--8.3%		
Cerner	2,300 b	110,561
Computer Programs & Systems	41,300 a	1,486,800
Emdeon	145,900 b	1,728,915
Hi-Tech Pharmacal	48,500 b	691,125
Omnicare	13,500 a	535,815
Option Care	242,800 a	3,418,624
Quidel	152,590 a,b	2,076,750
Symmetry Medical	132,680 b	1,803,121

		11,851,711
Industrial--18.5%		
AirTran Holdings	331,000 a,b	4,114,330
Apogee Enterprises	176,970	3,035,035
Covanta Holding	101,000 b	2,230,080
Diana Shipping	164,500 a	2,526,720
Eagle Bulk Shipping	95,950	1,601,405
Empresa Brasileira de Aeronautica, ADR	47,600	1,982,064
GATX	60,700 a	2,803,126
Navistar International	67,800 a,b	2,168,922
Steelcase, Cl. A	57,190	1,012,263
US Airways Group	32,000 a,b	1,816,320
Wabash National	202,700 a	2,979,690
		26,269,955
Information Technology--18.2%		
ADTRAN	49,200	1,072,068
Applied Micro Circuits	526,200 a,b	1,841,700
Arris Group	118,500 b	1,413,705
China TechFaith Wireless		
Communication Technology, ADR	289,440 b	2,257,632
Cognos	30,260 b	1,237,937
Digitas	121,800 b	1,317,876
Gevity HR	121,400 a	2,651,376
GSI Group	32,980 b	303,416
Intermec	86,500 a,b	2,192,775
Komag	18,000 a,b	710,640
Microsemi	69,870 b	1,442,815
Mindspeed Technologies	920,924 a,b	1,565,571
OmniVision Technologies	33,800 a,b	550,602
S1	195,500 b	1,022,465
Take-Two Interactive Software	121,710 a,b	2,112,886
Verigy	129,220	2,305,285
Zebra Technologies, Cl. A	53,490 b	1,868,406
		25,867,155
Materials--1.6%		
Owens-Illinois	120,100 b	**2,269,890**
Telecommunication Services--4.7%		
Cogent Communications Group	160,163 b	2,538,584
NTELOS Holdings	261,000	4,102,920
		6,641,504
Utilities--1.5%		
CMS Energy	127,100 b	**2,060,291**
Total Common Stocks		
(cost $127,245,022)		**135,925,858**

Other Investment--4.3%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $6,089,000)	6,089,000 d	**6,089,000**

Investment of Cash Collateral
  for Securities Loaned--25.9%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $36,823,607)	36,823,607 d	**36,823,607**

Total Investments (cost $170,157,629)	**126.0%**	**178,838,465**
Liabilities, Less Cash and Receivables	**(26.0%)**	**(36,881,960)**
Net Assets	**100.0%**	**141,956,505**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's securities on loan is $34,762,064 and the total market value of the collateral held by the fund is $36,823,607.

b   Non-income producing security.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $756,000 or .5% of net assets.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Future Leaders Fund
November 30, 2006 (Unaudited)

Common Stocks--99.2%	Shares	Value ($)
Commercial & Professional Services--8.6%		
A.M. Castle & Co.	14,200	376,584
Agilysys	75,000	1,149,000
Anixter International	17,700 a	1,037,574
CBIZ	90,400 a,b	632,800
Cenveo	25,600 a	508,928
COMSYS IT Partners	7,300 a	134,393
Diamond Management & Technology		
Consultants	49,800	555,270
John H. Harland	18,700 b	801,856
Kforce	85,100 a,b	1,132,681
LECG	12,500 a	228,625
Performance Food Group	66,400 a,b	1,796,784
ProQuest	14,300 a,b	198,055
Rush Enterprises, Cl. A	64,900 a,b	1,179,882
Spartan Stores	47,100	990,513
Spherion	142,500 a	1,026,000
Stamps.com	20,200 a	315,322
TeleTech Holdings	54,800 a	1,237,384
ValueClick	19,600 a	487,452
Vertrue	7,900 a,b	302,649
Viad	27,200	1,069,232
		15,160,984
Communications--1.8%		
Alaska Communications Systems		
Group	53,600	808,824
CT Communications	27,300 b	556,374
Fairpoint Communications	20,000 b	369,400
Golden Telecom	26,700	1,083,753
RCN	11,800 a,b	354,708
		3,173,059
Consumer Durables--1.7%		
Avatar Holdings	11,100 a,b	792,096
Select Comfort	19,900 a,b	344,469
WMS Industries	52,400 a,b	1,822,472
		2,959,037
Consumer Non-Durables--3.0%		
M & F Worldwide	5,600 a	91,896
NBTY	38,200 a	1,388,570
Prestige Brands Holdings	26,100 a	312,678
Ralcorp Holdings	38,900 a,b	1,970,285
Steven Madden	35,650	1,310,851
Tootsie Roll Industries	4,200 b	136,290
		5,210,570
Consumer Services--4.7%		
Jack in the Box	29,500 a	1,813,955
LodgeNet Entertainment	40,400 a	955,460
Pinnacle Entertainment	50,200 a	1,632,002
Ruby Tuesday	58,000	1,565,420
Sinclair Broadcast Group, Cl. A	94,100	936,295
Travelzoo	11,300 a	349,735
Westwood One	12,900	85,011
World Wrestling Entertainment	60,000 b	956,400
		8,294,278
Electronic Technology--11.7%		

Advanced Energy Industries	89,100 a	1,535,193
Amkor Technology	56,000 a,b	572,320
Asyst Technologies	24,800 a	163,432
Digi International	36,100 a	479,769
InterDigital Communications	84,700 a,b	2,706,165
Intevac	37,700 a,b	1,028,833
Microsemi	57,900 a	1,195,635
Newport	63,100 a	1,371,163
OmniVision Technologies	85,100 a,b	1,386,279
Power Integrations	36,000 a	1,002,960
Redback Networks	92,100 a	1,355,712
Silicon Image	8,100 a	101,817
Triumph Group	41,200	2,186,072
TTM Technologies	153,500 a	1,935,635
UTStarcom	124,400 a,b	1,104,672
Varian Semiconductor Equipment		
Associates	58,600 a	2,328,178
		20,453,835
Energy Minerals--.2%		
Harvest Natural Resources	29,000 a	297,250
VAALCO Energy	10,700 a	89,773
		387,023
Finance--24.3%		
21st Century Insurance Group	6,900	117,921
Advanta, Cl. B	45,700	2,084,834
American Physicians Capital	20,100 a	802,392
Argonaut Group	13,100 a	443,828
Ashford Hospitality Trust	115,400	1,514,048
BankAtlantic Bancorp, Cl. A	45,900	599,913
BankUnited Financial, Cl. A	55,500 b	1,415,250
Cedar Shopping Centers	9,400 b	171,456
Citizens Banking	40,500 b	1,087,020
City Holding	12,300	485,850
Commerce Group	48,500	1,479,735
Community Bank System	25,300	608,212
Corus Bankshares	71,000 b	1,591,110
Education Realty Trust	17,000	267,410
EMC Insurance Group	18,500 b	637,880
Entertainment Properties Trust	25,600 b	1,553,920
FelCor Lodging Trust	8,400	184,884
First Midwest Bancorp/IL	18,600	692,850
First Niagara Financial Group	135,800	1,951,446
FirstFed Financial	37,400 a,b	2,431,748
Getty Realty	26,400	819,720
Highland Hospitality	105,100 b	1,490,318
Inland Real Estate	82,900 b	1,608,260
Knight Capital Group, Cl. A	138,800 a	2,444,268
LTC Properties	19,000	524,780
National Financial Partners	43,000 b	1,948,760
National Health Investors	14,100 b	472,350
National Retail Properties	24,100 b	574,785
Ocwen Financial	57,700 a,b	868,385
Ohio Casualty	36,100	1,054,481
Omega Healthcare Investors	25,400 b	450,088
Oriental Financial Group	27,100	312,192
R & G Financial, Cl. B	24,800	184,264
Ramco-Gershenson Properties	13,900	514,022
Republic Bancorp/MI	115,000	1,570,900
Safety Insurance Group	8,400	439,992
Senior Housing Properties Trust	58,300 b	1,275,604
Spirit Finance	71,700	875,457

Strategic Hotels & Resorts	22,100 b	480,675
Tarragon	46,700 b	583,283
Umpqua Holdings	28,300	849,566
United PanAm Financial	5,800 a	70,064
Virginia Commerce Bancorp	13,100 a,b	254,664
Westamerica Bancorporation	42,600 b	2,109,978
Wilshire Bancorp	13,200 b	252,252
Winston Hotels	40,000	543,200
		42,694,015
Health Care Technology--8.5%		
Abaxis	16,500 a,b	318,615
Alpharma, Cl. A	82,400	1,804,560
Aspect Medical Systems	33,800 a,b	640,848
AtheroGenics	50,900 a,b	628,106
BioMarin Pharmaceutical	148,400 a	2,539,124
Diversa	65,300 a	743,114
Enzon Pharmaceuticals	38,900 a,b	324,037
IntraLase	73,700 a,b	1,547,700
Luminex	30,400 a	389,424
Medicines	10,100 a	288,355
Nuvelo	81,800 a	1,571,378
Palomar Medical Technologies	45,500 a,b	2,272,725
Sciele Pharma	19,300 a	436,373
STERIS	24,700	635,778
SurModics	4,600 a,b	155,388
Zoll Medical	12,000 a	622,320
		14,917,845
Industrial Services--3.8%		
Grey Wolf	284,500 a,b	2,014,260
Oil States International	9,500 a	330,695
Trico Marine Services	7,300 a	265,355
Veritas DGC	51,300 a	4,010,121
		6,620,431
Non-Energy Minerals--.6%		
Olin	66,100 b	**1,105,853**
Process Industries--4.4%		
AEP Industries	19,600 a	1,008,812
Albany International, Cl. A	57,700	1,800,240
Myers Industries	41,500	670,640
Pioneer Cos.	24,300 a	656,343
PolyOne	168,600 a	1,294,848
Spartech	79,100	2,366,672
		7,797,555
Producer Manufacturing--10.0%		
American Woodmark	66,900 b	2,608,431
EnPro Industries	22,000 a	767,360
Flow International	102,200 a	1,133,398
Genlyte Group	26,500 a,b	2,248,790
JLG Industries	170,200	4,750,282
LSI Industries	45,200	772,468
Navistar International	58,500 a	1,871,415
Simpson Manufacturing	28,100 b	870,257
Superior Essex	12,500 a	442,500
Wabtec	62,800	2,062,980
		17,527,881
Retail Trade--3.4%		
Charlotte Russe Holding	18,200 a	549,094
Dress Barn	21,000 a	508,620
DSW, Cl. A	8,900 a	340,870
Genesco	30,400 a	1,164,928
Haverty Furniture Cos.	29,100	405,654

Men's Wearhouse	36,300	1,390,290
Shoe Carnival	26,600 a	717,136
ValueVision Media, Cl. A	62,600 a	827,572
		5,904,164
Technology Services--8.1%		
Ansoft	53,900 a	1,489,796
Genesis HealthCare	7,200 a	333,360
Internap Network Services	46,700 a,b	908,315
Internet Capital Group	92,600 a	954,706
Magellan Health Services	46,700 a	2,053,866
MedCath	24,000 a	621,120
MicroStrategy, Cl. A	3,300 a	390,951
Online Resources	59,700 a,b	635,805
RealNetworks	166,500 a,b	1,914,750
Sykes Enterprises	125,900 a	2,169,257
Tyler Technologies	27,500 a	397,375
Verint Systems	12,100 a	412,852
Vignette	112,200 a	1,888,326
		14,170,479
Transportation--.8%		
Genesee & Wyoming, Cl. A	7,600 a,b	204,136
P.A.M. Transportation Services	5,100 a,b	122,349
Pacer International	5,000	149,750
Saia	35,000 a	867,650
		1,343,885
Utilities--3.6%		
CH Energy Group	4,200	225,162
El Paso Electric	127,000 a	3,154,680
Laclede Group	16,700	610,886
New Jersey Resources	16,300	843,525
Westar Energy	57,800 b	1,536,902
		6,371,155
Total Common Stocks		
(cost $142,797,989)		**174,092,049**

Other Investment--1.0%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,679,000)	1,679,000 c	**1,679,000**

Investment of Cash Collateral		
for Securities Loaned--17.3%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $30,333,747)	30,333,747 c	**30,333,747**

Total Investments (cost $174,810,736)	**117.5%**	**206,104,796**
Liabilities, Less Cash and Receivables	**(17.5%)**	**(30,614,111)**
Net Assets	**100.0%**	**175,490,685**

a   Non-income producing security.

b   All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's securities
    on loan is $29,258,147 and the total market value of the collateral held by the fund is $30,333,747.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual

and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Midcap Value Fund
November 30, 2006 (Unaudited)

Common Stocks--99.0%	Shares	Value ($)
Consumer Discretionary--6.8%		
D.R. Horton	2,800	74,592
Dollar General	26,800	416,472
Marvel Entertainment	1,800 a	50,580
OSI Restaurant Partners	1,700	66,470
Ross Stores	5,200	161,148
Royal Caribbean Cruises	6,900	292,905
Sally Beauty Holdings	2,400 a	22,224
		1,084,391
Consumer Staples--8.7%		
Alberto-Culver	2,400	48,168
Cadbury Schweppes, ADR	7,000	290,570
Coca-Cola Enterprises	6,800	139,060
Del Monte Foods	19,400	219,026
Reynolds American	2,000	128,480
Safeway	2,520	77,641
SUPERVALU	4,560	156,226
Tyson Foods, Cl. A	20,500	325,745
		1,384,916
Energy--6.5%		
Cameco	6,900	262,338
CNX Gas	12,300 a	341,940
El Paso	15,100	220,460
Range Resources	6,600	205,194
		1,029,932
Financial--21.2%		
Ambac Financial Group	6,120	524,117
AmeriCredit	8,100 a	189,945
Capital One Financial	4,660	362,921
Fidelity National Title Group, Cl. A	14,695	332,695
HCC Insurance Holdings	8,700	262,653
Hudson City Bancorp	27,394	363,518
Investment Technology Group	5,900 a	221,250
MBIA	4,950	344,767
North Fork Bancorporation	1,800	50,526
Nuveen Investments, Cl. A	3,400	168,708
People's Bank	3,800	169,442
Sovereign Bancorp	13,100	327,238
Whitney Holding	1,300	41,899
		3,359,679
Health Care--5.4%		
Hospira	12,610 a	413,608
Millipore	1,100 a	75,251
Omnicare	9,100	361,179
		850,038
Industrial--12.2%		
Covanta Holding	17,900 a	395,232
Eaton	3,300	254,364
Empresa Brasileira de Aeronautica, ADR	8,400	349,776
Navistar International	17,450 a	558,225
Steelcase, Cl. A	6,600	116,820
US Airways Group	4,500 a	255,420

		1,929,837
Information Technology--11.5%		
Analog Devices	5,000	162,600
Citrix Systems	5,100 a	146,574
Cypress Semiconductor	23,400 a	406,926
Fidelity National Information		
Services	5,074	202,453
First Data	16,000	404,000
Seagate Technology	11,000	283,360
Western Union	4,200 a	95,760
Zebra Technologies, Cl. A	3,400 a	118,762
		1,820,435
Materials--2.8%		
Abitibi-Consolidated	34,300	80,948
Bemis	2,300	78,499
Owens-Illinois	14,620 a	276,318
		435,765
Real Estate--10.2%		
Annaly Capital Management	37,060	518,099
Equity Office Properties Trust	3,700	178,340
HRPT Properties Trust	46,200	580,734
Mack-Cali Realty	6,300	344,232
		1,621,405
Telecommunication Services--1.3%		
Leap Wireless International	3,530 a	**200,327**
Utilities--12.4%		
CMS Energy	34,900 a	565,729
Constellation Energy Group	9,400	644,934
Dominion Resources/VA	3,700	298,738
Entergy	2,100	191,772
Exelon	1,500	91,095
Questar	2,050	176,813
		1,969,081
Total Common Stocks		
(cost $14,616,135)		**15,685,806**

Other Investment--.9%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $142,000)	142,000 b	**142,000**
Total Investments (cost $14,758,135)	**99.9%**	**15,827,806**
Cash and Receivables (Net)	**.1%**	**12,373**
Net Assets	**100.0%**	**15,840,179**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the

annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Premier Select Midcap Growth Fund
November 30, 2006 (Unaudited)

Common Stocks--97.1%	Shares	Value ($)
Consumer Discretionary--10.5%		
American Eagle Outfitters	1,660	74,999
Coach	2,885 a	124,661
Penn National Gaming	1,800 a	66,546
Starbucks	2,055 a	72,521
		338,727
Energy--10.4%		
Cameron International	1,310 a	71,159
Consol Energy	2,105	77,275
Smith International	1,585	67,141
XTO Energy	2,370	119,922
		335,497
Financial--14.1%		
Affiliated Managers Group	680 a	69,435
BlackRock	430	61,649
CBOT Holdings, Cl. A	475 a	75,497
E*TRADE FINANCIAL	2,850 a	68,600
SEI Investments	1,555	90,485
T. Rowe Price Group	2,115	91,643
		457,309
Health Care--14.3%		
Applera - Applied Biosystems Group	2,380	86,727
Coventry Health Care	1,310 a	63,050
DaVita	595 a	31,660
Gilead Sciences	1,185 a	78,115
Manor Care	1,535	72,943
Pharmaceutical Product Development	2,085	65,865
VCA Antech	2,010 a	64,802
		463,162
Industrial--19.6%		
Allegheny Technologies	835	74,858
C.H. Robinson Worldwide	1,995	87,780
Expeditors International		
Washington	785	35,513
Oshkosh Truck	1,520	72,975
Precision Castparts	1,220	92,061
Robert Half International	1,640	63,288
Rockwell Automation	795	51,739
Rockwell Collins	1,390	83,859
Stericycle	1,005 a	72,782
		634,855
Information Technology--21.0%		
Akamai Technologies	2,015 a	98,473
Amdocs	1,870 a	72,088
Amphenol, Cl. A	1,640	111,733
Cognizant Technology Solutions, Cl. A	1,310 a	106,844
Global Payments	1,615	73,967
Harris	1,765	74,324
Intuit	2,105 a	66,265
Satyam Computer Services, ADR	3,355	78,339
		682,033
Semiconductors & Equipment--4.4%		

Lam Research	1,345 a	70,747
MEMC Electronic Materials	1,825 a	72,635
		143,382
Telecommunication Services--2.8%		
NII Holdings	1,420 a	**92,201**
Total Common Stocks		
(cost $2,205,883)		**3,147,166**

Other Investment--1.9%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $60,000)	60,000 b	**60,000**
Total Investments (cost $2,265,883)	**99.0%**	**3,207,166**
Cash and Receivables (Net)	**1.0%**	**33,768**
Net Assets	**100.0%**	**3,240,934**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the

annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Strategic Value Fund
November 30, 2006 (Unaudited)

Common Stocks--98.3%	Shares	Value ($)
Consumer Discretionary--6.6%		
Clear Channel Communications	45,080	1,585,013
Gap	156,000	2,920,320
Johnson Controls	31,100	2,529,363
Liberty Global, Ser. C	84,514 a	2,210,886
Marriott International, Cl. A	38,400	1,733,760
McDonald's	72,600	3,047,022
News, Cl. A	109,500	2,255,700
Omnicom Group	48,100	4,913,896
Toll Brothers	6,600 a	212,520
		21,408,480
Consumer Staples--7.7%		
Altria Group	86,200	7,258,902
Clorox	24,100	1,542,400
Colgate-Palmolive	24,000	1,561,200
Dean Foods	81,600 a	3,494,112
Kraft Foods, Cl. A	64,300	2,253,715
Procter & Gamble	116,800	7,333,872
Wal-Mart Stores	30,400	1,401,440
		24,845,641
Energy--13.0%		
Anadarko Petroleum	33,800	1,668,368
Arch Coal	23,300	836,470
Cameron International	47,100 a	2,558,472
Chesapeake Energy	102,100	3,474,463
Chevron	102,678	7,425,673
ConocoPhillips	110,300	7,423,190
Devon Energy	24,500	1,797,565
EOG Resources	23,060	1,626,422
Exxon Mobil	55,340	4,250,665
Foundation Coal Holdings	19,300	716,223
Halliburton	44,800	1,511,552
Marathon Oil	44,700	4,218,786
Valero Energy	74,700	4,113,729
		41,621,578
Financial--22.8%		
Bank of New York	69,200	2,459,368
Capital One Financial	72,100	5,615,148
CIT Group	31,100	1,617,511
Citigroup	124,114	6,154,813
Countrywide Financial	25,700	1,020,804
Freddie Mac	107,700	7,233,132
Goldman Sachs Group	8,900	1,733,720
Janus Capital Group	70,800	1,434,408
JPMorgan Chase & Co.	194,576	9,004,977
Merrill Lynch & Co.	73,800	6,452,334
MGIC Investment	52,000	3,013,920
Morgan Stanley	38,400	2,924,544
Nasdaq Stock Market	63,700 a	2,557,555
PMI Group	111,600	4,833,396
PNC Financial Services Group	37,600	2,657,944
Realogy	19,775 a	515,930

Sovereign Bancorp	31,800	794,364
SunTrust Banks	34,500	2,816,925
U.S. Bancorp	100,200	3,370,728
Wachovia	74,400	4,031,736
Washington Mutual	80,200	3,503,136
		73,746,393
Health Care--9.3%		
Abbott Laboratories	61,200	2,855,592
Advanced Medical Optics	29,900 a	1,046,799
Amgen	24,000 a	1,704,000
Baxter International	43,300	1,937,242
Bristol-Myers Squibb	48,600	1,206,738
Merck & Co.	71,590	3,186,471
Pfizer	233,800	6,427,162
Thermo Fisher Scientific	107,600 a	4,716,108
WellPoint	34,500 a	2,610,615
Wyeth	92,000	4,441,760
		30,132,487
Industrial--6.5%		
3M	40,500	3,299,130
Eaton	13,100	1,009,748
Emerson Electric	18,400	1,595,280
Flowserve	15,500 a	834,520
GATX	33,400	1,542,412
KBR	11,120 a	246,197
Lockheed Martin	18,000	1,628,100
Navistar International	96,700 a	3,093,433
Tyco International	80,000	2,423,200
Union Pacific	17,460	1,580,479
US Airways Group	66,400 a	3,768,864
		21,021,363
Information Technology--11.0%		
Accenture, Cl. A	54,600	1,840,020
Automatic Data Processing	52,200	2,517,606
Cisco Systems	252,500 a	6,787,200
Fiserv	46,000 a	2,351,060
Hewlett-Packard	148,200	5,847,972
International Business Machines	25,900	2,380,728
Microsoft	160,800	4,716,264
NCR	107,100 a	4,595,661
Sun Microsystems	579,500 a	3,140,890
Take-Two Interactive Software	81,800 a	1,420,048
		35,597,449
Insurance--8.4%		
American International Group	65,029	4,572,840
AON	61,000	2,176,480
Chubb	121,800	6,304,368
Fidelity National Title Group, Cl. A	43,600	987,104
Genworth Financial, Cl. A	99,440	3,261,632
Lincoln National	47,700	3,033,243
MBIA	30,600	2,131,290
MetLife	52,500	3,083,325
UnumProvident	80,900	1,656,832
		27,207,114
Materials--3.5%		
Air Products & Chemicals	20,700	1,431,198
Alcoa	28,800	897,696
Celanese, Ser. A	73,500	1,617,000

Martin Marietta Materials	21,600	2,145,096
Mosaic	100,500 a	2,140,650
Phelps Dodge	12,800	1,574,400
Smurfit-Stone Container	130,800 a	1,403,484
		11,209,524
Telecommunication Services--4.6%		
Alltel	19,900	1,129,126
AT & T	355,400	12,051,614
BellSouth	37,400	1,667,666
		14,848,406
Utilities--4.9%		
Constellation Energy Group	25,400	1,742,694
Entergy	18,400	1,680,288
Exelon	34,800	2,113,404
Mirant	53,900 a	1,639,638
NRG Energy	107,600 a	6,124,592
Questar	28,300	2,440,875
		15,741,491
Total Common Stocks		
(cost $262,120,845)		**317,379,926**

Other Investment--1.9%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $5,968,000)	5,968,000 b	**5,968,000**
Total Investments (cost $268,088,845)	**100.2%**	**323,347,926**
Liabilities, Less Cash and Receivables	**(.2%)**	**(487,670)**
Net Assets	**100.0%**	**322,860,256**

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Structured Large Cap Value Fund
November 30, 2006 (Unaudited)

Common Stocks--98.8%	Shares	Value ($)
Banks--10.2%		
KeyCorp	1,500	54,150
MGIC Investment	300	17,388
National City	1,600	57,760
Regions Financial	200	7,330
Wachovia	900	48,771
Washington Mutual	600	26,208
Wells Fargo & Co.	300	10,572
		222,179
Commercial & Professional Services--4.0%		
AmerisourceBergen	800	36,792
Ingram Micro, Cl. A	700 a	14,266
Manpower	500	35,500
		86,558
Communications--4.6%		
AT & T	2,700	91,557
CenturyTel	200	8,510
		100,067
Consumer Durables--.7%		
Mattel	700	**15,365**
Consumer Non-Durables--5.5%		
Altria Group	300	25,263
Anheuser-Busch Cos.	200	9,502
Coca-Cola	100	4,683
Colgate-Palmolive	400	26,020
General Mills	300	16,785
McCormick & Co.	300	11,616
Pepsi Bottling Group	800	25,056
		118,925
Consumer Services--4.5%		
Comcast, Cl. A	1,100 a	44,506
Liberty Media Holding, Cap. Ser. A	100 a	8,792
News, Cl. A	2,200	45,320
		98,618
Electronic Technology--4.3%		
Lexmark International, Cl. A	200 a	13,796
Northrop Grumman	500	33,465
Raytheon	900	45,936
		93,197
Energy Minerals--13.3%		
ConocoPhillips	1,400	94,220
Exxon Mobil	1,700	130,577
Marathon Oil	700	66,066
		290,863
Financial--20.8%		
AmeriCredit	500 a	11,725
Bank of America	2,400	129,240
CIT Group	700	36,407
Citigroup	1,700	84,303
Host Hotels & Resorts	2,300	58,006
MBIA	200	13,930
Merrill Lynch & Co.	400	34,972

Morgan Stanley	1,000	76,160
Rayonier	200	8,340
		453,083
Health Care Technology--5.8%		
Johnson & Johnson	700	46,137
Pfizer	2,900	79,721
		125,858
Insurance--5.3%		
Ambac Financial Group	600	51,384
American International Group	200	14,064
Cincinnati Financial	440	19,483
MetLife	200	11,746
Safeco	300	18,171
		114,848
Non-Energy Minerals--2.5%		
Freeport-McMoRan Copper & Gold, Cl. B	500	31,435
Nucor	400	23,940
		55,375
Process Industries--1.4%		
Rohm & Haas	600	**31,332**
Producer Manufacturing--1.1%		
General Electric	700	**24,696**
Retail Trade--2.5%		
AnnTaylor Stores	500 a	17,250
Family Dollar Stores	700	19,523
Sherwin-Williams	300	18,765
		55,538
Technology Services--3.8%		
Caremark Rx	600	28,380
International Business Machines	600	55,152
		83,532
Transportation--3.1%		
CSX	300	10,758
Norfolk Southern	600	29,550
Tidewater	500	27,665
		67,973
Utilities--5.4%		
CenterPoint Energy	1,900	31,065
Edison International	200	9,196
ONEOK	400	17,296
PG & E	1,100	50,523
PPL	300	10,905
		118,985
Total Investments (cost $1,822,172)	**98.8%**	**2,156,992**
Cash and Receivables (Net)	**1.2%**	**26,872**
Net Assets	**100.0%**	**2,183,864**

a   Non-income producing security.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to
the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Structured Midcap Fund
November 30, 2006 (Unaudited)

Common Stocks--99.7%	Shares		Value ($)
Commercial & Professional Services--5.7%			
Arrow Electronics	12,000	a	381,120
CDW	14,600		1,029,300
Henry Schein	6,300	a	324,639
Ingram Micro, Cl. A	49,200	a	1,002,696
Manpower	15,900		1,128,900
MPS Group	48,900	a	733,011
Pool	16,100		659,617
			5,259,283
Consumer Durables--1.2%			
Furniture Brands International	28,100		483,882
KB Home	5,100		263,619
Thor Industries	8,700		393,762
			1,141,263
Consumer Non-Durables--1.7%			
Del Monte Foods	19,300		217,897
Hormel Foods	19,900		753,812
McCormick & Co.	14,200		549,824
			1,521,533
Consumer Services--6.3%			
Brinker International	29,400		1,336,818
ITT Educational Services	22,700	a	1,556,539
McClatchy, Cl. A	21,000		875,070
Meredith	12,000		649,200
Ruby Tuesday	17,500		472,325
Sotheby's, Cl. A	31,100		966,899
			5,856,851
Electronic Technology--10.1%			
Amphenol, Cl. A	14,900		1,015,137
CommScope	25,700	a	775,369
Diebold	4,300		197,800
Imation	4,500		208,395
Lam Research	27,000	a	1,420,200
LSI Logic	43,800	a	466,908
Mentor Graphics	69,600	a	1,176,936
Micrel	34,800	a	401,940
Newport	20,800	a	451,984
Plexus	11,200	a	270,480
Precision Castparts	12,700		958,342
Semtech	25,200	a	330,624
Vishay Intertechnology	66,200	a	867,220
Western Digital	38,600	a	792,072
			9,333,407
Energy Minerals--4.5%			
Chesapeake Energy	9,100		309,673
Holly	13,900		750,739
Pogo Producing	16,800		889,056
Tesoro	10,600		746,770
Unit	12,500	a	637,875
XTO Energy	16,300		824,780
			4,158,893
Exchange Traded Funds--3.0%			
Midcap SPDR Trust Series 1	18,800		**2,777,136**

Finance--16.5%

A.G. Edwards	15,500	896,675
Ambac Financial Group	9,200	787,888
American Financial Group/OH	10,100	527,321
AmeriCredit	28,100 a	658,945
Cincinnati Financial	15,700	695,196
Greater Bay Bancorp	11,400	293,436
HCC Insurance Holdings	25,800	778,902
Hospitality Properties Trust	8,700	436,653
Host Hotels & Resorts	36,400	918,008
IndyMac Bancorp	13,600	624,920
Investors Financial Services	7,000	278,390
Jefferies Group	14,000	405,860
Ohio Casualty	21,900	639,699
Old Republic International	29,700	669,735
Rayonier	27,350	1,140,495
Reinsurance Group of America	15,500	855,135
Rent-A-Center	27,200 a	743,648
Sky Financial Group	36,900	913,275
TCF Financial	44,900	1,172,788
W.R. Berkley	36,512	1,280,476
Weingarten Realty Investors	10,100	481,972
		15,199,417

Health Care Technology--6.2%

Cytyc	41,100 a	1,077,642
ImClone Systems	27,800 a	831,220
Kinetic Concepts	13,400 a	486,420
Millennium Pharmaceuticals	149,200 a	1,678,500
Mylan Laboratories	43,400	880,586
STERIS	17,200	442,728
Techne	5,700 a	306,489
		5,703,585

Industrial Services--2.0%

Jacobs Engineering Group	8,000 a	670,960
Patterson-UTI Energy	42,700	1,183,217
		1,854,177

Non-Energy Minerals--4.2%

Eagle Materials	22,700	976,100
Freeport-McMoRan Copper & Gold, Cl. B	11,900	748,153
Olin	30,100	503,573
Steel Dynamics	30,200	982,104
United States Steel	9,200	688,068
		3,897,998

Process Industries--2.2%

Pactiv	28,400 a	978,380
Rohm & Haas	12,000	626,640
Sensient Technologies	18,800	448,004
		2,053,024

Producer Manufacturing--10.1%

ArvinMeritor	58,800	1,017,828
Cummins	6,500	779,480
Eaton	11,100	855,588
Gardner Denver	17,500 a	669,200
Herman Miller	20,600	723,266
Joy Global	23,250	1,020,675
Lincoln Electric Holdings	4,100	249,485
Mettler-Toledo International	11,700 a	905,814
Molex	15,400	492,800
Nordson	9,000	434,610

Thomas & Betts	15,200 a	788,424
Timken	17,200	511,528
Trinity Industries	22,500	850,500
		9,299,198
Retail Trade--5.8%		
American Eagle Outfitters	24,500	1,106,910
AnnTaylor Stores	32,600 a	1,124,700
Family Dollar Stores	26,800	747,452
J.C. Penney	2,900	224,286
Sherwin-Williams	15,100	944,505
Williams-Sonoma	37,000	1,173,640
		5,321,493
Technology Services--8.0%		
Alliance Data Systems	19,700 a	1,274,787
Ceridian	38,700 a	948,537
Emdeon	66,000 a	782,100
Fiserv	6,900 a	352,659
Lincare Holdings	18,000 a	678,060
Paychex	21,000	827,610
Pharmaceutical Product Development	17,900	565,461
Quest Diagnostics	17,800	946,426
WellCare Health Plans	16,400 a	1,058,948
		7,434,588
Transportation--2.8%		
C.H. Robinson Worldwide	8,800	387,200
J.B. Hunt Transport Services	10,700	234,223
Overseas Shipholding Group	5,300	305,068
Swift Transportation	6,900 a	195,753
Tidewater	27,300	1,510,509
		2,632,753
Utilities--9.4%		
AGL Resources	41,800	1,605,538
Allegheny Energy	26,200 a	1,162,232
CenterPoint Energy	57,000	931,950
IDACORP	26,300	1,051,737
KeySpan	8,800	361,064
ONEOK	28,400	1,228,016
PG & E	20,200	927,786
Sierra Pacific Resources	86,100 a	1,413,762
		8,682,085
Total Common Stocks		
(cost $82,309,461)		**92,126,684**

Other Investment--1.0%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $932,000)	932,000 b	**932,000**
Total Investments (cost $83,241,461)	**100.7%**	**93,058,684**
Liabilities, Less Cash and Receivables	**(.7%)**	**(632,536)**
Net Assets	**100.0%**	**92,426,148**

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to

the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Technology Growth Fund
November 30, 2006 (Unaudited)

Common Stocks--97.6%	Shares	Value ($)
Consumer Durables & Apparel--2.9%		
Garmin	293,700 a	**14,946,393**
Pharmaceuticals & Biotechnology--1.0%		
Amgen	18,200 b	1,292,200
Genentech	44,200 b	3,613,350
		4,905,550
Semiconductors & Equipment--17.4%		
Broadcom, Cl. A	505,450 b	16,593,924
Intel	304,400 b	6,498,940
Marvell Technology Group	391,900 a,b	8,088,816
MEMC Electronic Materials	303,600 b	12,083,280
National Semiconductor	363,900	8,802,741
Samsung Electronics, GDR	17,700 c	6,053,400
Sirf Technology Holdings	157,500 a,b	4,813,200
Taiwan Semiconductor		
Manufacturing, ADR	1,392,009 a	14,964,097
Texas Instruments	364,100	10,759,155
		88,657,553
Software & Services--42.4%		
Accenture, Cl. A	616,700	20,782,790
Adobe Systems	377,600 b	15,153,088
Akamai Technologies	252,200 a,b	12,325,014
Amdocs	394,700 b	15,215,685
Automatic Data Processing	333,600	16,089,528
CheckFree	296,600 a,b	12,400,846
Citrix Systems	233,100 b	6,699,294
Cognizant Technology Solutions, Cl. A	205,000 b	16,719,800
Electronic Arts	194,200 b	10,846,070
Google, Cl. A	42,500 b	20,609,100
Infosys Technologies, ADR	301,700 a	16,150,001
Ingenex	7,900 b,e	0
Microsoft	800,000	23,464,000
Oracle	395,600 b	7,528,268
SAP, ADR	237,000 a	12,376,140
Yahoo!	330,900 b	8,930,991
		215,290,615
Technology Hardware & Equipment--33.3%		
Apple Computer	184,000 b	16,869,120
Avid Technology	163,500 a,b	6,373,230
Cisco Systems	656,000 b	17,633,280
Comverse Technology	597,500 b	11,663,200
Corning	793,400 b	17,105,704
Dell	108,100 b	2,944,644
EMC/Massachusetts	530,900 b	6,960,099
Hewlett-Packard	366,100	14,446,306
Juniper Networks	789,900 a,b	16,816,971
Motorola	234,400	5,196,648
Network Appliance	434,700 b	17,044,587
Nokia, ADR	63,700	1,288,014
QUALCOMM	360,100	13,176,059
Seagate Technology	184,000	4,739,840
Sun Microsystems	1,504,800 b	8,156,016

Tellabs	875,000 b	8,785,000
		169,198,718
Venture Capital--.6%		
Bluestream Ventures, LP	4,382,300 b,e	**3,196,033**
Total Common Stocks		
(cost $392,700,987)		**496,194,862**

Other Investment--2.9%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $14,793,000)	14,793,000 d	**14,793,000**

Investment of Cash Collateral		
for Securities Loaned--15.1%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $76,877,520)	76,877,520 d	**76,877,520**

Total Investments (cost $484,371,507)	**115.6%**	**587,865,382**
Liabilities, Less Cash and Receivables	**(15.6%)**	**(79,343,357)**
Net Assets	**100.0%**	**508,522,025**

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's securities on loan is $75,533,142 and the total market value of the collateral held by the fund is $76,877,520.

b   Non-income producing security.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $6,053,400 or 1.2% of net assets.

d   Investment in affiliated money market mutual fund.

e   Securities restricted as to public resale. Investment in restricted securities with aggregated market value assets of $3,196,033 representing .6% of net assets (see below).

Issuer	Acquisition Date	Purchase Price ($)	Net Assets (%)	Valuation ($)†
Bluestream Ventures, LP	4/30/2004-11/29/2006	0.71	0.6	.73 per share
Ingenex	4/30/2004	0.00	0.0	.00 per share

† The valuation of these securities has been determined in good faith under the direction of the Board of Directors.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.